Merk Gold Trust

Free Writing Prospectus

Press Release from 7/23/2014

Pursuant to code 433/164

File code: 333-180868

Media Contact:

Christina Lockwood

(650) 323-4341 ext. 145

Christina.lockwood@merkinvestments.com

Merk Gold ETF (OUNZ) Successfully Delivers Gold to Investor

*** Retail Investor takes delivery of gold coins ***

PALO ALTO, CA. July 23, 2014 – The Merk Gold Trust (NYSE:OUNZ), the deliverable gold ETF, successfully completed its first gold delivery.

OUNZ investors have the option to take delivery of their gold in exchange for their shares.  If and when desired, investors may request delivery of London bars vaulted in London, as well as gold coins (or bars) that are more commonly desired by individual investors.

On Wednesday, July 16, 2014, an investor submitted 5,406 shares of OUNZ to the Trust requesting 54 American Buffalo gold coins be delivered; the gold was successfully delivered on Tuesday, July 22, 2014.

Only launched in May, OUNZ has acquired over 40,000 ounces of gold, valued at over $50 million.

James Machuga, Merk’s Vice President of Advisor Services said, “We are thrilled investors  embrace OUNZ as their preferred method of holding gold. OUNZ allows investors to buy gold like an ETF and request delivery of physical gold at any time; if at some point they would rather hold gold in their hands, they can request delivery. With other gold ETFs, an investor would first have to sell their shares, pay any applicable taxes, then buy coins. With OUNZ, investors take delivery of what they already own, making taking delivery a non-taxable event.” (1)

Axel Merk, President of Merk Investments and Portfolio Manager for the Merk Funds adds, “When we designed OUNZ, we wanted a gold ETF worthy of its name: we wanted physical gold, not paper. We wanted it to trade like an ETF, tracking the price of gold and most important was that we wanted investors to be able to take delivery of their gold. The gold is held on an allocated basis, which I confirmed when I personally inspected the vault in London last month. We believe the tight bid/ask spread in the market makes OUNZ an attractive investment. In addition, we received a patent on what we believe is a highly scalable delivery process. I’m proud to report that we have now seen that our process works in practice.”

Please see www.merkgold.com/patent.html for more information on U.S. patent  #8,626,641 granted to Merk.

Current fees to take delivery of gold are available at www.merkgold.com/fees.html.

For important information about the Merk Gold Trust, including how to obtain a prospectus and how to invest, please visit www.merkgold.com.

About Merk Investments

Merk is a leader in the currency asset class and a pioneer in providing uncorrelated returns and portfolio diversification through transparent no-load currency and gold funds. The Merk Funds may provide valuable diversification benefits. Merk White Papers and other primary research on the currency asset class and gold can be found at www.merkfunds.com. The Merk Funds® include: the Merk Hard Currency Fund® (MERKX), the Merk Asian Currency Fund® (MEAFX), the Merk Absolute Return Currency Fund® (MABFX) and the Merk Currency Enhanced U.S. Equity Fund® (MUSFX), as well as the Merk Gold Trust (OUNZ).

About Axel Merk

Axel Merk is the Founder, President and Chief Investment Officer of Merk Investments, the Authority on Currencies.  Together with the Merk portfolio team, he manages the Merk Hard, Asian and Absolute Return Currency Funds, as well as the Merk Currency Enhanced U.S. Equity Fund and The Merk Gold Trust.  Axel Merk is an expert and on macro trends, hard money, gold and international investing.  Visit www.merkfunds.com to sign up for Merk Insights, providing the Merk Perspective on the Dollar, gold, macro trends, the Fed, and more.

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This information does not constitute a solicitation or an offer to buy or sell any investment security, nor provide investment advice. Merk Investments LLC.

(1) This is not tax advice. Please see the prospectus and consult with your tax adviser about tax implications.

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses.  This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkgold.com/prospectus or calling 855-MRK OUNZ. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Foreside Fund Services, LLC, provides marketing services to the Trust.